Exhibit 99.4

InterCure Commences Trading on NASDAQ Under the Symbol “INCR”

The leading cannabis company outside North America
debuts today on Nasdaq

NEW YORK, TORONTO, and HERZLIYA, Israel – September 1, 2021 – InterCure Ltd. (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) (dba Canndoc) (the “Company”) is pleased to announce the Company’s common shares will commence trading today on The NASDAQ Global Market (the “Nasdaq”) under the ticker symbol “INCR”.

The Company’s common shares will continue to trade on the Toronto Stock Exchange (the “TSX”) under the symbol “INCR.U” and the Tel Aviv Stock Exchange (the “TASE”) under the symbol “INCR.TA”.

“This is a significant milestone in InterCure’s journey which began 13 years ago,” said Ehud Barak, chairman of InterCure, adding “the Company is well positioned to continue realizing its vision of leading the international cannabis market and to benefit from expected regulatory changes as more countries recognize the medicinal benefits of the cannabis plant. Listing for trading on one of the world’s leading stock exchanges will increase our access to both retail and institutional investors. This will ensure our ability to further accelerate our business operations, improve the quality of life for patients around the world and create value for the Company and its shareholders.”

Alexander Rabinovitch, CEO of InterCure stated: “InterCure is the profitable, fastest growing cannabis company globally outside of North America, and we are proud to be listing on the Nasdaq. This milestone will ensure InterCure is able to further develop relationships with the investment community and broaden our shareholder base.”

InterCure Investment Highlights

●	A leading, vertically integrated medical cannabis operator
	○	Focus on pharmaceutical-grade, GMP-certified branded products
	○	Branded product offerings with 100% retail penetration

●	Rapidly growing legal medical cannabis international market
	○	Most countries outside North America adopted a medical approach to cannabis
	○	Israel is the leading GMP cannabis market in the world
	○	Substantial runway for growth in recreational cannabis

●	Multiple growth engines
	○	Scaling up Israel’s leading medical cannabis dispensing pharmacy chain
	○	Global expansion duplicating InterCure’s winning model to additional countries
	○	Positioned to capitalize on upcoming CBD & adult-use cannabis market in Israel

●	Profitable, fastest growing cannabis company outside North America
	○	Record Q2 ‘21 revenue growth of 4 times YoY and 37% sequentially
	○	EBITDA[1] margin of 26% and positive operational cash flow for fourth consecutive quarter

●	Key Partnerships with leading cannabis brands and suppliers
	○	Tilray
	○	Organigram
	○	Cookies
	○	Fotmer Life Science
	○	Charlotte’s Web

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) is the leading cannabis company outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to maintain its position as Israel’s leading cannabis company as well as to drive further growth through global expansion.

For more information, visit: http://www.intercure.co

Non-IFRS Measures

This press release makes reference to certain non-IFRS financial measures. Adjusted EBITDA, as defined by InterCure, means earnings before interest, income taxes, depreciation, and amortization, adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, non-controlling interest and other expenses (or income). This measure is not a recognized measure under IFRS, does not have a standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. InterCure’s method of calculating this measure may differ from methods used by other entities and accordingly, this measure may not be comparable to similarly titled measured used by other entities or in other jurisdictions. InterCure uses this measure because it believes it provides useful information to both management and investors with respect to the operating and financial performance of the company. A reconciliation of Adjusted EBITDA to an IFRS measure (revenue), which is incorporated by reference to this press release, is available in Intercure’s MD&A for the period under the heading “Results of Operation”, available under the Company’s profile on SEDAR at www.sedar.com.

1 This is a non-IFRS financial measure and does not have a standardized meaning prescribed by IFRS, please see “Non-IFRS Measures” below

Forward-Looking Statements

This press release may contain forward-looking information within the meaning of applicable securities legislation, which reflects InterCure’s current expectations regarding future events. The words “will”, “expects”, “intends” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information contained in this press release includes, but is not limited to: the Company’s future revenue growth and results, the positive consequences of the listing of the Company’s shares on the Nasdaq, the success of its global expansion plans, its continued growth, the expected operations, financial results business strategy, competitive strengths, goals and expansion and growth plans and the expansion strategy to major markets worldwide. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond InterCure’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the Canadian regulatory landscapes and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, reliance on the expertise and judgment of senior management, as well as the factors discussed under the heading “Risk Factors” ” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form 20-F, filed with the Securities Exchange Commission on August 16, 2021. InterCure undertakes no obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts:

InterCure Ltd.

Amos Cohen, Chief Financial Officer

amos@canndoc-pharma.com

Investor and Media Relations:

KCSA Strategic Communications

InterCure@kcsa.com

Tel: 212-896-1233